Companhia Brasileira de Distribuição (CBD)
Sales Performance — August 2004

São Paulo, Brazil, September 15, 2004—Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in August 2004 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In August 2004, gross sales reached R$1,286.5 million, a 22.8% growth over 2003. Net sales totaled R$1,061.0 million, 19.9% higher when compared to August 2003. The difference between gross and net sales growth rates results from the increase of COFINS (tax for social security financing) rate that took place in February.

Same store sales grew by 6.4% compared to the same period of the previous year, confirming the upward trend verified in the previous months. It is important to highlight that such good performance was achieved even with the strong comparison base – a 7.1% growth registered in August 2003 – in addition to the unfavorable calendar in August, as a result of:

(i)	one less Friday and Saturday compared to the previous year – negative impact of approximately 300 basis points in the monthly sales growth;

(ii)	the 30th day of the month – the pay day for most companies — was on a Monday, affecting the sales of the last weekend of the month.

The good performance of the Company continued to be a result of both the growth in the number of clients and the increase in the average ticket.

The sales of non-food products maintained the strong growth, with an increase of 14.2% in same store sales compared to the previous year. Food products grew by 4.5%, even with the strong comparison base of 2003 (+8.8%).

Same store sales in real terms, deflated by IPCA, registered a slight drop of 0.7%. However, excluding the calendar effect, the sales in August would have increased by approximately 2%, reiterating the upward trend verified in the previous month.

Note: Same Store figures include only stores whose operating period is longer than 12 months

* IPCA – Consumer Price Index

** FIPE-ALIM – Food Inflation Rate measured by FIPE – Economic Research Foundation-Institute

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)
Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Coordinator

Phone: (55 11) 3886 0421 Fax: (55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.